

July 6, 2017

Mr. Max J. Roberts
Chief Executive Officer
Barnes & Noble Education, Inc.
120 Mountain View Blvd.
Basking Ridge, NJ 07920

      Re: **Barnes & Noble Education, Inc.**
                Form 10-K for Fiscal Year Ended April 30, 2016
                Filed June 29, 2016
                File No. 001-37499

Dear Mr. Roberts:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              /s/ Jim Allegretto for

                              Jennifer Thompson
                              Accounting Branch Chief
                              Office of Consumer Products